Managed Portfolio Series
 c/o U.S. Bank Global Fund Services
615 East Michigan Street Milwaukee, WI 53202

January 23, 2020

VIA EDGAR TRANSMISSION

Karen Rosotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:
Managed Portfolio Series (the “Trust”) File No.: 811-22525
Tortoise North American Pipeline Fund (S000056247)
Tortoise Global Water ESG Fund (S000056225)
Tortoise Digital Payments Infrastructure Fund (S000064222)

Dear Ms. Rosotto:

The purpose of this letter is to respond to the comments provided on January 17, 2020 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-20-000139) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment sub-advisory agreement between Tortoise Index Solutions, L.L.C. (“TIS”) and Vident Investment Advisory, L.L.C. (“Vident”) with respect to the Tortoise North American Pipeline Fund (the “Pipeline Fund”), the Tortoise Global Water ESG Fund (the “Water Fund”), and the Tortoise Digital Payments Infrastructure Fund (the “Digital Payments Fund”) (each, a “Fund” and together, the “Funds”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
The “Questions and Answers” section of the Proxy Statement includes disclosure that Vident provides “enhanced infrastructure, processes, experience and redundancy relative to the current in-house capabilities of TIS, and TIS believes they will provide better overall service for shareholders.” Please clarify that sentence.

The Trust responds by revising the response to the third question as follows:

"Vident provides enhanced infrastructure, processes, experience and redundancy relative to the current in- house capabilities of TIS, and TIS believes they will provide better overall service for shareholders. Vident has automated several processes that are currently done manually by TIS and Vident has more extensive brokerage coverage and trade performance review than TIS. The portfolio managers from Vident that have been proposed to serve as portfolio managers to the Funds have extensive backgrounds managing ETFs that exceeds the experience of the Funds’ current portfolio manager. In addition, Vident offers redundancies that will benefit shareholders. With Vident as sub-adviser the Funds will be managed by a team of three portfolio managers versus the one portfolio manager currently managing the Funds. Vident also has multiple office locations with redundant power sources at each office."

2.
The “Questions and Answers” section of the Proxy Statement includes disclosure that TIS intends to seek exemptive relief from the Securities and Exchange Commission in connection with its second proposal. Later in the Proxy Statement, it says that TIS and the Trust have filed a request for exemptive relief. Please clarify whether a request for relief has been filed.

The Trust responds by revising the following sentences in the Proxy Statement:

“The Adviser and the Trust intend to file a request for such exemptive relief with the SEC.”

“If shareholders approve Proposal 2 and the SEC grants the exemptive relief the Funds intend to seek, the Board will oversee the selection and engagement of sub-advisers for the Funds.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, J.D.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.